

Mail Stop 3561

July 11, 2016

Via E-mail
Philip Thomas
Chief Executive Officer
Long Island Iced Tea Corp.
116 Charlotte Avenue
Hicksville, New York 11801

>   **Re: Long Island Iced Tea Corp.**
>   **Amended Registration Statement on Form S-1/A**
>   **Filed June 27, 2016**
>   **Response dated July 8, 2017**
>   **File No. 333-210669**

Dear Mr. Thomas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2016 letter.

The Offering, page 8

1.   It appears from your response to comment 1 that you intend to accept subscriptions prior to approval of the listing of your shares on Nasdaq following a determination by you that you have sufficient indications of interest to proceed with the offering. Please tell us how you determined such a closing does not trigger Rule 10b-9, given that the Company will have received customer funds before Nasdaq listing qualification is determined. It is unclear, for example, what you would do if Nasdaq listing approval is delayed or not granted for some reason after you have accepted subscriptions.

2.   Please revise your Plan of Distribution disclosure to provide a detailed description of the various steps in your offering from the original solicitation of indications of interest

through to approval by Nasdaq of your listing application, including when funds are received. Include a clear description of which investors are eligible to subscribe at each stage of the offering.

Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Jeffrey Gallant, Esq.
        Graubard Miller